Via facsimile, overnight delivery and EDGAR

August 7, 2008

Mr. Kevin Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC  20549-7010

Lehman Brothers Holdings E-Capital Trust I
Commission File Number 333-129195-02
Form 10-K for the fiscal year ended December 31, 2007
Lehman Brothers Holdings E-Capital LLC I
Commission File Number 333-129195-01
RE:	Form 10-K for the fiscal year ended December 31, 2007

Dear Mr. Woody:

The following responses are provided in connection with your July 21, 2008 letters (the “Comment Letters”) regarding the United States Securities and Exchange Commission (“SEC” or the “Commission”) Staff’s review of Lehman Brothers Holdings E-Capital Trust I’s and Lehman Brothers Holdings E-Capital LLC I’s (collectively, the “Company”, “we” or “our”) Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 10-K).

For your convenience, we have generally repeated each of the Staff’s points below in order of appearance within the Comment Letters and have keyed our responses accordingly.

We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In addition, please consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

The Company will file an amendment to its 2007 10-K to amend the disclosure in Part II, Item 9A. “Controls and Procedures” to report on management’s assessment of internal control over financial reporting as indicated below. The language marked with a strike-through will not appear in the amended filing and the language marked with an underscore will appear in the amended filing.

Mr. Kevin Woody

United States Securities and Exchange Commission — Division of Corporate Finance

August 7, 2008

Disclosure Control and Procedures

The management of the Trust and the LLC, with the participation of the persons who function as the equivalent of the principal executive officer and principal financial officer of the Trust and the LLC, evaluated the disclosure controls and procedures of the Trust and the LLC as of the end of the fiscal year covered by this Report.

Based on that evaluation, the persons who function as the equivalent of the principal executive officer and principal financial officer of the Trust and the LLC have concluded that, as of the end of the fiscal year covered by this Report, the disclosure controls and procedures of the Trust and the LLC are effective to ensure that information required to be disclosed by the Trust and the LLC in the reports filed or submitted by them under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by the Trust and the LLC in such reports is accumulated and communicated to their management, including the persons who function as the equivalent of the principal executive officer and principal financial officer of the Trust and the LLC, as appropriate to allow timely decisions regarding required disclosure.

~~This Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Trust’s or the LLC’s independent registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.~~

Management’s Assessment of Internal Control over Financial Reporting

The management of the Trust and the LLC, with the participation of the persons who function as the equivalent of the principal executive officer and the principal financial officer of the Trust and the LLC, are responsible for establishing and maintaining adequate internal control over financial reporting. The Trust’s and the LLC’s internal control systems are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management of the Trust and the LLC, with the participation of the persons who function as the equivalent of the principal executive officer and the principal financial officer of the Trust and the LLC, assessed the effectiveness of the Trust’s and the LLC’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we believe that, as of December 31, 2007, the Trust’s and the LLC’s internal control over financial reporting are effective based on those criteria.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this assessment.

Changes in Internal Control over Financial Reporting

There was no change in the internal control over financial reporting of the Trust and the LLC that occurred during the fourth fiscal quarter of 2007 that has materially affected, or is reasonably likely to materially affect, their internal control over financial reporting.

Mr. Kevin Woody

United States Securities and Exchange Commission — Division of Corporate Finance

August 7, 2008

We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601 (b)(31) of Regulation S-K.

The Company will amend the Principal Executive Officer and Principal Financial Officer certifications in its 2007 10-K under Item 601(b)(31) of Regulation S-K to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601 (b)(31) of Regulation S-K.

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As requested in the Comment Letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (212) 526-3606 if you wish to discuss any of our responses to the Comment Letter, or to answer any other questions you may have.

Sincerely,

/s/ Martin B. Kelly

Martin B. Kelly

Regular Trustee, Lehman Brothers Holdings E-Capital Trust I, Global Financial Controller, Lehman Brothers Holdings Inc. (Managing Member of Lehman Brothers Holding E-Capital LLC I)